                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the fiscal year ended December 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from _________________ to ____________________


                        Commission file number 2-94678



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Savannah Foods & Industries, Inc. Employee Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     Savannah Foods & Industries, Inc., P.O. Box 339, Savannah, GA  31402



Page No. 1

REQUIRED INFORMATION

The following documents are filed as a part of this report:

1.    Financial Statements
      Plan financial statements prepared in accordance with the financial reporting requirements of ERISA include the following:

      Report of Independent Public Accountants -- Page No. 5

      Statement of Net Assets Available for Benefits, with Fund Information, as of December 31, 1996 -- Page No. 7

      Statement of Net Assets Available for Benefits, with Fund Information, as of December 31, 1995 -- Page No. 8

      Statement of Changes in Net Assets Available for Benefits, with Fund Information, for the Year Ended December 31, 1996 -- Page No. 9

      Notes to Financial Statements and Schedules -- Page No. 10

      Supplemental Schedules:
           Schedule I: Schedule of Assets Held for Investment Purposes - December 31, 1996; Page No. 16
           Schedule II: Schedule of Reportable Transactions - Year Ended December 31, 1996; Page No. 17
           Schedule III: Schedule of Loans in Default - December 31, 1996; Page No. 18

2.    Exhibits

      The following exhibits are filed with this report:

      Consent of Arthur Andersen LLP                   Page No. 19
      Consent of Price Waterhouse LLP                  Page No. 20
      Report of Independent Accountants                Page No. 21

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 1997                     Savannah Foods & Industries, Inc.
                                        Employee Retirement Savings Plan

                                        By: /S/Gregory H. Smith
                                        ------------------------
                                        Name:  Gregory H. Smith
                                        Title: Senior Vice President, Chief
                                        Financial Officer & Treasurer

Page No. 2

                        SAVANNAH FOODS & INDUSTRIES, INC.
                        EMPLOYEE RETIREMENT SAVINGS PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES
                        AS OF DECEMBER 31, 1996 AND 1995
                                  TOGETHER WITH
                                AUDITORS' REPORT





Page No. 3

                        SAVANNAH FOODS & INDUSTRIES, INC.

                        EMPLOYEE RETIREMENT SAVINGS PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1996 AND 1995





                                TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

          Statement of Net Assets Available for Benefits, With Fund Information--December 31, 1996

          Statement of Net Assets Available for Benefits, With Fund Information--December 31, 1995

          Statement of Changes in Net Assets Available for Benefits, With Fund Information, for the Year Ended December 31, 1996


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

          Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes--December 31, 1996

          Schedule II: Item 27d--Schedule of Reportable Transactions for the Year Ended December 31, 1996

          Schedule III: Item 27b--Schedule of Loans in Default--December 31,
                        1996


Page No. 4

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS









To the Administrative Committee of the
Savannah Foods & Industries, Inc.
Employee Retirement Savings Plan:


We have audited the accompanying statement of net assets available for benefits, with fund information, of the SAVANNAH FOODS & INDUSTRIES, INC. EMPLOYEE RETIREMENT SAVINGS PLAN as of December 31, 1996 and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and the changes in its net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions, and loans in default are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits, with fund information,


Page No. 5
and the statement of changes in net assets available for benefits, with fund information, is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



/S/Arthur Andersen LLP




Atlanta, Georgia
June 25, 1997



Page No. 6

                        SAVANNAH FOODS & INDUSTRIES, INC.

                        EMPLOYEE RETIREMENT SAVINGS PLAN


      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1996




                                                                       VANGUARD
                                                        COMPANY         STABLE         VANGUARD        VANGUARD      VANGUARD
                                                         STOCK           VALUE        WELLINGTON       EXPLORER      INDEX 500
                                                         FUND            FUND            FUND            FUND          FUND
                                                     ------------    ------------    ------------   ------------   ------------
INVESTMENTS, AT CONTRACT VALUE (NOTE 2):
    Collective funds                                 $          0    $  8,525,877    $          0   $          0   $          0


INVESTMENTS, AT FAIR VALUE (NOTE 2):
    Cash equivalents                                       83,738               0               0              0              0
    Mutual funds                                                0               0         965,241          4,004      4,217,954
    Common stock                                       11,181,330               0               0              0              0
    Loans to participants                                       0               0               0              0              0
                                                     ------------    ------------    ------------   ------------   ------------
              Total investments                        11,265,068       8,525,877         965,241          4,004      4,217,954
                                                     ------------    ------------    ------------   ------------   ------------
RECEIVABLES:
    Participant contributions                              40,158          43,268           7,773            384         28,756
    Employer contributions                                  7,971           8,716           1,242             52          5,334
    Loan repayments                                        83,545          84,187           6,856            300         31,045
    Accrued investment income                                 481               0               0              0              0
                                                     ------------    ------------    ------------   ------------   ------------
                                                          132,155         136,171          15,871            736         65,135
                                                     ------------    ------------    ------------   ------------   ------------
              Total assets                             11,397,223       8,662,048         981,112          4,740      4,283,089

LIABILITIES                                                (8,412)         (3,501)              0              0              0
                                                     ------------    ------------    ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                    $ 11,388,811    $  8,658,547    $    981,112   $      4,740   $  4,283,089
                                                     ============    ============    ============   ============   ============


                                                                      VANGUARD       VANGUARD
                                                       VANGUARD         U.S.       INTERNATIONAL
                                                      WINDSOR II       GROWTH         GROWTH            LOAN
                                                         FUND           FUND           FUND             FUND           TOTAL
                                                     ------------   ------------   -------------    ------------   ------------

INVESTMENTS, AT CONTRACT VALUE (NOTE 2):
    Collective funds                                 $          0   $          0   $          0    $          0    $  8,525,877


INVESTMENTS, AT FAIR VALUE (NOTE 2):
    Cash equivalents                                            0              0              0               0          83,738
    Mutual funds                                        1,640,600         24,432              0               0       6,852,231
    Common stock                                                0              0              0               0      11,181,330
    Loans to participants                                       0              0              0       2,309,598       2,309,598
                                                     ------------   ------------   ------------    ------------    ------------
              Total investments                         1,640,600         24,432              0       2,309,598      28,952,774
                                                     ------------   ------------   ------------    ------------    ------------
RECEIVABLES:
    Participant contributions                              14,525            337            188               0         135,389
    Employer contributions                                  2,496            123             28               0          25,962
    Loan repayments                                         6,147            502             81        (212,663)              0
    Accrued investment income                                   0              0              0          42,549          43,030
                                                     ------------   ------------   ------------    ------------    ------------
                                                           23,168            962            297        (170,114)        204,381
                                                     ------------   ------------   ------------    ------------    ------------
              Total assets                              1,663,768         25,394            297       2,139,484      29,157,155

LIABILITIES                                                     0              0              0               0         (11,913)
                                                     ------------   ------------   ------------    ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS                    $  1,663,768   $     25,394   $        297    $  2,139,484    $ 29,145,242
                                                     ============   ============   ============    ============    ============






         The accompanying notes are an integral part of this statement.


Page No. 7

                        SAVANNAH FOODS & INDUSTRIES, INC.

                        EMPLOYEE RETIREMENT SAVINGS PLAN


      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1995



                                                 COMPANY          CASH           EQUITY       AGGRESSIVE
                                                  STOCK          INCOME          INCOME         GROWTH
                                                   FUND           FUND            FUND           FUND
                                               ------------   ------------    ------------   ------------
ASSETS:
    Investments, at contract value (Note 2):
       Collective fund                        $           0   $  9,036,794    $          0   $          0
    Investments, at fair value (Note 2):
       Cash equivalents                              16,767         93,516               0              0
       Mutual funds                                       0              0       1,158,816      4,337,026
       Common stock                               8,564,112              0               0              0
       Loans to participants                              0              0               0              0
                                               ------------   ------------    ------------   ------------
                                                  8,580,879      9,130,310       1,158,816      4,337,026
                                               ------------   ------------    ------------   ------------
    Cash                                             18,672              0               0              0
                                               ------------   ------------    ------------   ------------
    Receivables:
       Participant contributions                     41,034         54,262          11,324         22,655
       Employer contributions                         9,288         11,172           2,040          4,743
       Accrued investment income                        312             83              11              8
                                               ------------   ------------    ------------   ------------
                                                     50,634         65,517          13,375         27,406
                                               ------------   ------------    ------------   ------------
LIABILITIES:
    Cash overdraft                                        0        (89,749)              0              0
                                               ------------   ------------    ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS              $  8,650,185   $  9,106,078    $  1,172,191   $  4,364,432
                                               ============   ============    ============   ============


                                                 BALANCED       LOANS TO
                                                   FUND       PARTICIPANTS       TOTAL
                                               ------------   ------------   ------------
ASSETS:
    Investments, at contract value (Note 2):
       Collective fund                         $          0   $          0   $  9,036,794
    Investments, at fair value (Note 2):
       Cash equivalents                                   0            465        110,748
       Mutual funds                               1,040,380              0      6,536,222
       Common stock                                       0              0      8,564,112
       Loans to participants                              0      2,371,034      2,371,034
                                               ------------   ------------   ------------
                                                  1,040,380      2,371,499     26,618,910
                                               ------------   ------------   ------------
    Cash                                                  0              0         18,672
                                               ------------   ------------   ------------
    Receivables:
       Participant contributions                      8,184              0        137,459
       Employer contributions                         1,413              0         28,656
       Accrued investment income                          7              2            423
                                               ------------   ------------   ------------
                                                      9,604              2        166,538
                                               ------------   ------------   ------------
LIABILITIES:
    Cash overdraft                                        0              0        (89,749)
                                               ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS              $  1,049,984   $  2,371,501   $ 26,714,371
                                               ============   ============   ============





         The accompanying notes are an integral part of this statement.

Page No. 8

                        SAVANNAH FOODS & INDUSTRIES, INC.

                        EMPLOYEE RETIREMENT SAVINGS PLAN


          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                            WITH FUND INFORMATION,

                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                                              VANGUARD
                                                               STABLE        VANGUARD        VANGUARD       VANGUARD
                                              COMPANY          VALUE        WELLINGTON       EXPLORER       INDEX 500
                                             STOCK FUND         FUND           FUND            FUND           FUND
                                            ------------    ------------    ------------    ------------   ------------
CONTRIBUTIONS:
    Participant                             $    465,429    $    596,824    $     22,451    $        384   $     87,063
    Participant rollovers                             76           2,119          10,160               0         25,399
    Employer                                      93,406         119,083           3,595              52         15,875
                                            ------------    ------------    ------------    ------------   ------------
              Total contributions                558,911         718,026          36,206             436        128,337
                                            ------------    ------------    ------------    ------------   ------------
INVESTMENT INCOME:
    Net appreciation (depreciation) in
      fair value of investments                1,642,663               0         (27,468)             32        162,820
    Interest                                       3,629         381,026               0               0              0
    Dividends                                     80,172          75,939          54,748               0         49,706
                                            ------------    ------------    ------------    ------------   ------------
              Total investment income          1,726,464         456,965          27,280              32        212,526
                                            ------------    ------------    ------------    ------------   ------------
DISTRIBUTIONS TO PARTICIPANTS:
    Cash                                        (346,869)     (1,166,163)              0               0              0
    In-kind                                     (368,695)              0               0               0              0
                                            ------------    ------------    ------------    ------------   ------------
              Total distributions               (715,564)     (1,166,163)              0               0              0
                                            ------------    ------------    ------------    ------------   ------------
INTERFUND TRANSFERS                            1,047,387        (504,985)        910,770           3,972      3,911,181

LOAN ACTIVITY:
    Loan withdrawals                            (297,440)       (406,495)              0               0              0
    Loan principal and interest repayments       419,491         457,450           6,856             300         31,045

FORFEITURES                                         (623)         (2,329)              0               0              0
                                            ------------    ------------    ------------    ------------   ------------
NET INCREASE (DECREASE)                        2,738,626        (447,531)        981,112           4,740      4,283,089

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                            8,650,185       9,106,078               0               0              0
                                            ------------    ------------    ------------    ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                               $ 11,388,811    $  8,658,547    $    981,112    $      4,740   $  4,283,089
                                            ============    ============    ============    ============   ============


                                                               VANGUARD        VANGUARD
                                               VANGUARD          U.S.        INTERNATIONAL                    EQUITY
                                              WINDSOR II        GROWTH          GROWTH          LOAN          INCOME
                                                 FUND            FUND            FUND           FUND           FUND
                                             ------------    ------------    ------------   ------------    ------------
CONTRIBUTIONS:
    Participant                              $     45,077    $        337    $        188   $          0    $    151,241
    Participant rollovers                          15,239               0               0              0           2,194
    Employer                                        7,625             123              28              0          25,320
                                             ------------    ------------    ------------   ------------    ------------
              Total contributions                  67,941             460             216              0         178,755
                                             ------------    ------------    ------------   ------------    ------------
INVESTMENT INCOME:
    Net appreciation (depreciation) in
      fair value of investments                   (14,718)           (343)              0              0         148,117
    Interest                                            0               0               0        195,380              71
    Dividends                                     101,289               0               0              0          35,923
                                             ------------    ------------    ------------   ------------    ------------
              Total investment income              86,571            (343)              0        195,380         184,111
                                             ------------    ------------    ------------   ------------    ------------
DISTRIBUTIONS TO PARTICIPANTS:
    Cash                                                0               0               0       (122,286)        (94,780)
    In-kind                                             0               0               0              0               0
                                             ------------    ------------    ------------   ------------    ------------
              Total distributions                       0               0               0       (122,286)        (94,780)
                                             ------------    ------------    ------------   ------------    ------------
INTERFUND TRANSFERS                             1,503,109          24,775               0         (2,812)     (1,454,299)

LOAN ACTIVITY:
    Loan withdrawals                                    0               0               0        802,674          (9,134)
    Loan principal and interest repayments          6,147             502              81     (1,104,973)         23,389

FORFEITURES                                             0               0               0              0            (233)
                                             ------------    ------------    ------------   ------------    ------------
NET INCREASE (DECREASE)                         1,663,768          25,394             297       (232,017)     (1,172,191)

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                     0               0               0      2,371,501       1,172,191
                                             ------------    ------------    ------------   ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                $  1,663,768    $     25,394    $        297   $  2,139,484    $          0
                                             ============    ============    ============   ============    ============


                                               AGGRESSIVE
                                                GROWTH         BALANCED
                                                 FUND            FUND            TOTAL
                                             ------------    ------------    ------------
CONTRIBUTIONS:
    Participant                              $    268,750    $     80,110    $  1,717,854
    Participant rollovers                          18,208               0          73,395
    Employer                                       49,367          13,801         328,275
                                             ------------    ------------    ------------
              Total contributions                 336,325          93,911       2,119,524
                                             ------------    ------------    ------------
INVESTMENT INCOME:
    Net appreciation (depreciation) in
      fair value of investments                   592,509          61,378       2,564,990
    Interest                                          118              28         580,252
    Dividends                                           0          26,378         424,155
                                             ------------    ------------    ------------
              Total investment income             592,627          87,784       3,569,397
                                             ------------    ------------    ------------
DISTRIBUTIONS TO PARTICIPANTS:
    Cash                                         (993,255)       (161,857)     (2,885,210)
    In-kind                                             0               0        (368,695)
                                             ------------    ------------    ------------
              Total distributions                (993,255)       (161,857)     (3,253,905)
                                             ------------    ------------    ------------
INTERFUND TRANSFERS                            (4,370,552)     (1,068,546)              0

LOAN ACTIVITY:
    Loan withdrawals                              (65,131)        (24,474)              0
    Loan principal and interest repayments        136,480          23,232               0

FORFEITURES                                          (926)            (34)         (4,145)
                                             ------------    ------------    ------------
NET INCREASE (DECREASE)                        (4,364,432)     (1,049,984)      2,430,871

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                             4,364,432       1,049,984      26,714,371
                                             ------------    ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                $          0    $          0    $ 29,145,242
                                             ============    ============    ============





         The accompanying notes are an integral part of this statement.


Page No. 9

                        SAVANNAH FOODS & INDUSTRIES, INC.

                        EMPLOYEE RETIREMENT SAVINGS PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1996 AND 1995



  1.  PLAN DESCRIPTION

      The following description of the Savannah Foods & Industries, Inc. Employee Retirement Savings Plan (the "Plan") is provided for general informational purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

      GENERAL

      The Plan is a defined contribution plan established by Savannah Foods & Industries, Inc. (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code (the "IRC") which includes a qualified cash or deferred arrangement, as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. Substantially all employees of the Company and its subsidiaries who do not participate in a collective bargaining unit, have completed 1,000 hours of service, as defined, and have attained the age of 21 are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      PLAN ADMINISTRATION

      Chase Manhattan Bank was the Plan's appointed trustee through October 31, 1996. The Plan's administrative committee appointed Vanguard Fiduciary Trust Company ("Vanguard") as trustee effective November 1, 1996. The Plan is administered by an administrative committee, which is appointed by the board of directors of the Company.

      CONTRIBUTIONS

      Participation in the Plan is voluntary, and contributions are made by payroll deduction. Participants may elect to contribute between 1% and 13.5% of compensation, as defined by the Plan, on a pretax basis, subject to certain limitations under the IRC. The Plan provides for a minimum matching contribution from the Company equal to 25% of each participant's contribution up to 6% of compensation. In addition, the Company may elect to make a discretionary contribution to the Plan. Any discretionary contributions made to the Plan are allocated, based on relative compensation of participants who are active on the last day of the plan year or who separated during the year due to retirement (age 65 or age 55 with five years of service), disability, or death.


Page No. 10

      VESTING

      Participants are fully vested in their contributions and the earnings thereon. Vesting in company contributions is based on years of credited service. Vesting occurs at a rate of 20% per year of service, with 100% vesting at the end of five years. Participants who reach normal retirement age (65), die, or become disabled while still employed by the Company become 100% vested in their account balances. Forfeitures are used to fund the Company's matching contribution.

      BENEFITS

      Upon termination of service, death, disability, or retirement, a participant (or his/her beneficiary) may elect to receive an amount equal to the value of the participant's vested interest in his/her account. Distributions from the Company Stock Fund may be distributed in cash or in shares of company stock at the participant's election. Hardship withdrawals are permitted but must be approved by the plan administrator and must meet the requirements detailed in the plan document.

      PARTICIPANT ACCOUNTS

      Individual accounts are maintained for each of the Plan's participants to reflect the participants' contributions, employer matching contributions, and any employer discretionary contributions as well as the participants' shares of the Plan's income. Allocations of earnings are based on the proportion that each participant's account balance has to the total of all participants' account balances.

      INVESTMENT OPTIONS

      Participants may direct their contributions as well as any company contributions and any related earnings, in 10% increments, into the investment options described below. Participants may change their investment elections daily through a voice-response system. A description of each investment option with Chase Manhattan Bank (closed October 31,
      1996) as trustee is provided below:

               EQUITY INCOME FUND

               This fund was invested in an equity mutual fund. The objective of this fund was current income and long-term growth of capital.

               AGGRESSIVE GROWTH FUND

               This fund was invested in an equity mutual fund, the objective of which was growth of capital.


Page No. 11

               BALANCED FUND

               This fund was invested in a mutual fund, which invested in a mix of equity, fixed, and variable income securities.

      A description of each investment option with Vanguard (new effective November 1, 1996) is provided below:

               STABLE VALUE FUND (FORMERLY THE CASH INCOME FUND)

               This fund invests in two collective trusts that invest primarily in investment contracts of insurance companies and banks and similar fixed principal investments. One of the collective trusts held by this fund is being liquidated over a five-year period that ends in 2001.

               WELLINGTON FUND

               This fund invests in a mutual fund which invests in a mix of equity and bonds. The objective of this fund is conservation of principal, reasonable income, and profits without undue risk.

               EXPLORER FUND

               This fund invests in an equity mutual fund, the objective of which is long-term growth of capital through investing primarily in equity securities of relatively small, unseasoned, or embryonic companies.

               INDEX 500 FUND

               This fund invests in an equity mutual fund, the objective of which is to emulate the investment results that correspond to the price and yield performance of the S&P 500 by owning all of the stocks in the S&P 500.

               WINDSOR II FUND

               This fund invests in an equity mutual fund, the objective of which is long-term growth and modest dividend income through investment in common stocks.

               U.S. GROWTH FUND

               This fund invests in an equity mutual fund, the objective of which is long-term growth through investment in the equity securities of U.S.-based corporations.

Page No. 12

               INTERNATIONAL GROWTH FUND

               This fund invests in an international equity fund, the objective of which is long-term growth through investment in the equity securities of companies based outside the United States.

               COMPANY STOCK FUND

               This fund invests primarily in common stock of the Company. This fund assigns units to participants. At December 31, 1996, outstanding units were 1,353,021.352.

      The stated objectives of these funds are not necessarily indicators of actual performance.

      LOANS TO PARTICIPANTS

      A participant may borrow the lesser of $50,000, less the highest aggregate principal balance of loans to the participant during the prior 12 months, or 50% of his/her vested account balance, less outstanding loans, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 54 months for general-purpose loans and up to 30 years for primary residence loans. The interest rate is equal to the prime rate on the first business day of the calendar quarter during which the loan is approved plus 1% and is fixed over the life of the note.


  2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

      INVESTMENT VALUATION

      Cash equivalents are stated at cost, which approximates market value. Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

      The Plan adopted Statement of Position ("SOP") 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans," effective January 1, 1996. This SOP specifies that fully benefit-responsive contracts held by defined contribution plans should be reported at contract value. The collective trusts in which the


Page No. 13

      Stable Value Fund is invested in turn invest in guaranteed investment contracts issued by insurance companies and banks, as well as in synthetic investment contracts. These collective trusts have been determined to be fully benefit-responsive and are therefore carried at contract value in the accompanying financial statements.

      NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

      Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits, with fund information, as net appreciation (depreciation) in fair value of investments.

      Brokerage fees are added to the acquisition costs of assets purchased and are subtracted from the proceeds of assets sold.

      ADMINISTRATIVE EXPENSES

      The Company pays all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees.


  3.  INVESTMENTS

      The fair values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 1996 and 1995 are as follows (in thousands):

                1996:
                    Savannah Foods & Industries, Inc. common stock              $11,181
                    BT Pyramid GIC Fund                                           7,016
                    Vanguard Investment Contract Trust                            1,510
                    Vanguard Index Trust 500 Fund                                 4,218
                    Vanguard/Windsor II Fund                                      1,641

                1995:
                    Savannah Foods & Industries, Inc. common stock                8,564
                    BT Pyramid GIC Fund                                           9,037
                    Janus Fund                                                    4,337

      Net appreciation in fair value of investments by major investment type for the year ended December 31, 1996 is as follows:

                     Common stock                                         $1,642,663
                     Mutual funds                                            922,327
                                                                          ----------
                                                                          $2,564,990
                                                                          ==========

Page No. 14

  4.  TAX STATUS

      The Internal Revenue Service issued a determination letter dated June 13, 1996 stating that the Plan was designed in accordance with applicable IRC requirements as of that date. The Plan has been amended and restated since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt for the years ended December 31, 1996 and 1995.


  5.  PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.


  6.  RECONCILIATION TO FORM 5500

      As of December 31, 1996 and 1995, the Plan had approximately $585,000 and $189,000, respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500 for 1996; however, these amounts are not recorded as a liability in the accompanying statement of net assets available for benefits as of December 31, 1996 in accordance with generally accepted accounting principles.

      The following table reconciles amounts per the financial statements to the Form 5500 as filed by the Company for the year ended December
      31, 1996:

                                                                                                    NET ASSETS
                                                                BENEFITS                             AVAILABLE
                                                               PAYABLE TO                            FOR PLAN
                                                              PARTICIPANTS     BENEFITS PAID         BENEFITS
                                                              ------------     -------------        ----------
                Per financial statements                        $      0         $3,253,905         $29,145,242
                Accrued benefits payable                         585,000            585,000            (585,000)
                                                                --------         ----------         -----------
                Per Form 5500                                   $585,000         $3,838,905         $28,560,242
                                                                ========         ==========         ===========


Page No. 15

                                                                     SCHEDULE I


                        SAVANNAH FOODS & INDUSTRIES, INC.

                        EMPLOYEE RETIREMENT SAVINGS PLAN


            ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1996




 IDENTITY OF ISSUER, BORROWER,              DESCRIPTION OF INVESTMENT, INCLUDING MATURITY DATE,                           CURRENT
   LESSOR, OR SIMILAR PARTY                 RATE OF INTEREST, COLLATERAL, AND PAR OR MATURITY VALUE     COST               VALUE
---------------------------------------     -------------------------------------------------------  -----------        -----------
*     VARIOUS PLAN PARTICIPANTS             Participant loans, various maturities,
                                            interest rates ranging from 6% to 12%                    $ 2,309,598        $ 2,309,598

*     SAVANNAH FOODS & INDUSTRIES, INC.     Common stock                                              10,794,373         11,181,330

      BANKERS TRUST COMPANY                 BT Pyramid GIC Fund                                        7,015,812          7,015,812

*     VANGUARD GROUP, INC.                  Vanguard Money Market Return--Prime                           83,738             83,738
                                            Vanguard Investment Contract Trust                         1,510,065          1,510,065
                                            Vanguard/Wellington Fund                                     992,533            965,241
                                            Vanguard Explorer Fund                                         3,972              4,004
                                            Vanguard Index Trust--500 Fund                             4,055,511          4,217,954
                                            Vanguard/Windsor II Fund                                   1,655,357          1,640,600
                                            Vanguard World Fund U.S. Growth Portfolio                     24,775             24,432
                                                                                                     -----------        -----------
                                                                                                     $28,445,734        $28,952,774
                                                                                                     ===========        ===========




                        *Represents a party in interest.

          The accompanying notes are an integral part of this schedule.


Page No. 16

                                                                     SCHEDULE II



                        SAVANNAH FOODS & INDUSTRIES, INC.

                        EMPLOYEE RETIREMENT SAVINGS PLAN


                  ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996




                                                                                                PURCHASES
                                                 DESCRIPTION OF INVESTMENT,          ------------------------------
                                                  INCLUDING MATURITY DATE,              NUMBER
        IDENTITY OF ISSUER, BORROWER,           RATE OF INTEREST, COLLATERAL,             OF               PURCHASE
           LESSOR, OR SIMILAR PARTY               AND PAR OR MATURITY VALUE          TRANSACTIONS            PRICE
      -----------------------------------    -----------------------------------     ------------         ----------
*     CHASE MANHATTAN BANK                   Pooled Investment Trust for                  190             $2,749,939
                                                 Employee Benefit
                                                 Plans II--Cash Investment Fund

*     SAVANNAH FOODS & INDUSTRIES, INC.      Common stock                                  42              1,394,213

      BANKERS TRUST COMPANY                  BT Pyramid GIC Fund                          249              1,642,780

      JANUS GROUP OF MUTUAL FUNDS            Janus Fund                                    60                956,650

      PIMPCO ADVISORS INSTITUTIONAL FUNDS    NFJ Equity Income Fund,                       43                466,140
                                                 institutional

      INVESCO FUNDS GROUP, INC.              Value:  Total Return Fund                     40                334,654

*     THE VANGUARD GROUP                     Vanguard Investment Contract Trust             7              1,597,048
                                             Vanguard Index Trust--500 Fund                 6              4,062,078
                                             Vanguard/Windsor II                            7              1,659,508


                                                                                                       SALES
                                                 DESCRIPTION OF INVESTMENT,      --------------------------------------------------
                                                  INCLUDING MATURITY DATE,          NUMBER                     COST        NET
        IDENTITY OF ISSUER, BORROWER,           RATE OF INTEREST, COLLATERAL,         OF       SELLING          OF         GAIN
           LESSOR, OR SIMILAR PARTY               AND PAR OR MATURITY VALUE      TRANSACTIONS   PRICE         ASSETS      (LOSS)
      -----------------------------------    ----------------------------------  ------------ ----------    ----------  -----------
*     CHASE MANHATTAN BANK                   Pooled Investment Trust for            241       $2,749,939    $2,749,939  $        0
                                                 Employee Benefit
                                                 Plans II--Cash Investment Fund

*     SAVANNAH FOODS & INDUSTRIES, INC.      Common stock                            20           68,173        76,369      (8,196)

      BANKERS TRUST COMPANY                  BT Pyramid GIC Fund                     66        3,728,493     3,728,493           0

      JANUS GROUP OF MUTUAL FUNDS            Janus Fund                              63        5,886,185     4,736,663   1,149,522

      PIMPCO ADVISORS INSTITUTIONAL FUNDS    NFJ Equity Income Fund,                 56        1,773,073     1,516,936     256,137
                                                 institutional

      INVESCO FUNDS GROUP, INC.              Value:  Total Return Fund               49        1,436,411     1,246,349     190,062

*     THE VANGUARD GROUP                     Vanguard Investment Contract Trust       2           25,753        25,753           0
                                             Vanguard Index Trust--500 Fund           2            6,944         6,567         377
                                             Vanguard/Windsor II                      2            4,191         4,151          40


                       *Represents a party in interest.

        The accompanying notes are an integral part of this schedule.


Page No. 17

                                                                    SCHEDULE III

                        SAVANNAH FOODS & INDUSTRIES, INC.

                        EMPLOYEE RETIREMENT SAVINGS PLAN


                     ITEM 27B--SCHEDULE OF LOANS IN DEFAULT

                                DECEMBER 31, 1996


                                             AMOUNT
                                        RECEIVED DURING        UNPAID
                            ORIGINAL     REPORTING YEAR        BALANCE                                          AMOUNT OVERDUE
                             AMOUNT  ----------------------    AT END                                       -----------------------
      IDENTITY OF OBLIGOR   OF LOAN  PRINCIPAL AND INTEREST    OF YEAR   DETAILED DESCRIPTION OF LOAN       PRINCIPAL      INTEREST
      -------------------   -------  ----------------------    -------   ----------------------------       ---------      --------
*     VARIOUS PLAN
        PARTICIPANTS         $ 28,484         $ 3,241          $ 16,220  Issued January 26, 1992
                                                                         through October 11, 1995;
                                                                         interest rates 6% to 10%            $ 1,161        $ 227








                               *Party in interest.


         The accompanying notes are an integral part of this schedule.


Page No. 18

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into Savannah Foods & Industries, Inc.'s previously filed Registration Statement File No. 2-94678 covering the Savannah Foods & Industries, Inc. Employee Retirement Savings Plan.

                                                     /S/Arthur Andersen LLP




Atlanta, GA
June 25, 1997



Page No. 19

                       CONSENT OF INDEPENDENT ACCOUNTANTS




We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 2-94678) of Savannah Foods & Industries, Inc. Employee Retirement Savings Plan of our report dated May 24, 1996 which appears on page 21 of this Form 11-K.


/S/Price Waterhouse LLP


Atlanta, GA
June 25, 1997



Page No. 20

                      REPORT OF INDEPENDENT ACCOUNTANTS


May 24, 1996

To the Participants and Administrator of the Savannah Foods & Industries, Inc. Employee Retirement Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits, with fund information, for the Savannah Foods & Industries, Inc. Employee Retirement Savings Plan (the Plan) as of December 31, 1995 presents fairly, in all material respects, the financial status of the Plan at December 31, 1995 in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. We have not audited the financial statements of the Plan for any period subsequent to December 31, 1995.


/S/ Price Waterhouse LLP

Atlanta, Georgia

Page No. 21